Exhibit 99.1

Aphria Inc. Announces 158% Increase in Adult-Use Sales and Profitable Fourth Quarter

Reports Profitable Fourth Quarter
Record Net Revenue of $128.6 Million, Up 75% from Prior Quarter
Revenue for Adult-use Cannabis of $18.5 Million, Up 158% from Prior Quarter
Provides Fiscal Year 2020 Outlook

LEAMINGTON, ON, Aug. 1, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today reported its results for the fourth quarter and fiscal year ended May 31, 2019. All amounts are expressed in thousands of Canadian dollars, unless otherwise noted and except for per gram, kilogram, kilogram equivalents, and per share amounts.

"It's a new day at Aphria. Our team's solid execution across key areas of our business resulted in strong adult-use revenue growth and a profitable fourth quarter," stated Irwin D. Simon. "Over the last six months, our organization identified immediate priorities to help generate substantial progress near-term and long-term. We built upon existing business fundamentals and capabilities, streamlined processes, strengthened governance, and focused on building brand awareness. Together, we have nurtured an entrepreneurial culture of accountability through data-driven decision-making for value creation in the global medical and adult-use cannabis industry.  Today's Aphria has a stronger foundation for long-term growth and success."

Key Operating Highlights

  Net revenue of $128.6 million in the fourth quarter, an increase of 75% from prior quarter and 969% from prior year.
  Revenue for adult-use cannabis of $18.5 million in the fourth quarter, up 158% from prior quarter.
  Net income of $15.8 million and adjusted EBITDA of $0.2 million in the fourth quarter.
  Adjusted EBITDA from cannabis operations of $1.9 million in the fourth quarter.
  Closed a 5.25% convertible senior notes offering for net proceeds of over US $335 million.
  Ended quarter with a strong balance sheet and liquidity, including $571 million of cash, cash equivalents and liquid marketable securities, to fund planned Canadian and International growth.
  Settlement of Green Growth Brands takeover bid resulting in $50 million cash received and an additional $39 million to be received in November.
  Planted more than 200,000 plants in the new expanded area of Aphria One cultivation.
  On-track for annual production capacity of 255,000 kilograms when all facilities are fully licensed.
  Granted the maximum amount of lots within the German tender process, a total of five, and is the only licensed producer in Germany with the permission to grow all three strains of medical cannabis approved by the German Federal Institute for Drugs and Medical Devices.
  Introduced a CBD-based nutraceutical product line for the German market.
  Enhanced the executive team with appointment of several key positions.

Subsequent Events

  Signed on as a PAX Era brand partner for the PAX Era device and platform.
  Aphria's subsidiary Marigold Projects Jamaica Limited received a retail Herb House license from Jamaica's Cannabis Licensing Authority to open its first store at the Peter Tosh Square, Unit #51, Pulse Center, 38a Trafalgar Road, overlooking the Peter Tosh Museum in New Kingston, Jamaica.

Key Financial Highlights

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	May 31, 2019	May 31, 2018	May 31, 2019	May 31, 2018
Net revenue	$128,568	$12,026	$237,110	$36,917
Gross profit	$36,007	$18,212	$75,421	$40,887
Adjusted cannabis gross profit [1]	$15,165	$9,468	$40,596	$27,912
Adjusted cannabis gross margin [1]	53.0%	78.7%	53.3%	75.6%
Adjusted distribution gross profit [1]	$12,274	$0	$19,805	$0
Adjusted distribution gross margin [1]	12.4%	0%	12.5%	0%
Net income (loss)	$15,760	($4,992)	($16,499)	$29,448
Adjusted EBITDA [1]	$209	($1,162)	($27,720)	$4,341

	Q4-2019	Q3-2019
Distribution revenue	$99,186	$57,599
Net cannabis revenue	$28,608	$15,438
Net revenue	$128,568	$73,582
Kilograms (or kilogram equivalents) sold [1]	5,574.0	2,636.5
Cash cost to produce dried cannabis / gram [1]	$1.35	$1.48
"All-in" cost of goods sold / gram [1]	$2.35	$2.86
Adjusted EBITDA from cannabis operations [1]	$1,851	($12,694)
Adjusted EBITDA from businesses under development [1]	($5,514)	($3,990)
Adjusted EBITDA from distribution operations [1]	$3,872	$2,249
Cash and cash equivalents & marketable securities	$570,996	$134,736
Working capital	$642,284	$131,278
Capital and intangible asset expenditures - wholly-owned subsidiaries [1]	$26,828	$29,016

Net revenue for the three months ended May 31, 2019 was $128.6 million, compared to $73.6 million in the prior quarter and $12.0 million in the same period last year. Higher revenue in the quarter was driven by $99.2 million of distribution revenue from CC Pharma and other distribution companies and $33.5 million of revenue from cannabis produced. Net revenue includes over 3,228 kilogram equivalents sold for the adult-use market and 1,417 kilogram equivalents for medical cannabis sales.

The average retail selling price of medical cannabis (exclusive of wholesale), before excise tax, decreased to $7.66 per gram in the quarter, compared to $8.03 in the prior quarter, primarily related to a higher percentage of total medical sales coming from Aphria. The average selling price of adult-use cannabis, before excise tax, increased to $5.73 per gram in the quarter, compared to $5.14 per gram in the prior quarter.

Adjusted cannabis gross profit for the fourth quarter was $15.2 million, with an adjusted cannabis gross margin of 53.0%, compared to $7.6 million with an adjusted gross margin of 49.5% in the prior quarter. The increase in adjusted gross margin was primarily due to the increase in average selling price per gram in the quarter.

Adjusted distribution gross profit for the fourth quarter was $12.3 million, with an adjusted gross margin of 12.4%, compared to $7.8 million with an adjusted gross margin of 13.6% in the prior quarter.

Selling, general, and administrative costs in the quarter decreased to $62.4 million, from $106.6 million in the prior quarter and increased from $22.6 million in the prior year. The decrease from the prior quarter is mainly related to the decrease of $58 million in impairment expense and $11 million in share-based compensation, partially offset by $20 million in transaction costs primarily associated with the issuance of the senior convertible debenture.

Net income for the fourth quarter of 2019 was $15.8 million or $0.05 per share, compared to net loss of $108.2 million or $0.43 per share in the prior quarter, and net loss of $5.0 million or $0.04 per share for the same period last year. Excluding the non-cash impairment charges in the third quarter, adjusted net loss was $50.2 million, or $0.02 per share. The increase in net income was primarily due to the increase in sales and the net fair value adjustment for biological assets, and decrease in the impairment expense, offset by increase in SG&A related to G&A and transaction costs.

Adjusted EBITDA from cannabis operations for the fourth quarter was $1.9 million compared to a loss of $12.7 million in the prior quarter. The adjusted EBITDA loss from businesses under development for the fourth quarter was $5.5 million compared to a loss of $3.9 million in the prior quarter. Adjusted EBITDA from distribution operations for the fourth quarter was $3.9 million compared to $2.2 million in the prior quarter.  The increased adjusted EBITDA is primarily attributable to the increase in gross profit as explained above.

1 – In this press release, reference is made to adjusted cannabis gross profit, adjusted cannabis gross margin, adjusted distribution gross profit, adjusted distribution gross margin, adjusted net loss, adjusted EBITDA from cannabis operations, adjusted EBITDA from businesses under development, adjusted EBITDA from distribution operations, kilogram (or kilogram equivalents) sold, cash costs to produce dried cannabis per gram, "all-in" costs to produce dried cannabis per gram and investments in capital and intangible assets – wholly-owned subsidiaries, which are not measures of financial performance under International Financial Reporting Standards (IFRS).  These metrics and measures are not recognized measures under IFRS do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company's May 31, 2019 Management's Discussion and Analysis, filed on SEDAR and EDGAR.

Outlook

For fiscal year 2020, the Company expects:

  Net revenue of approximately $650 million to $700 million, with distribution revenue representing slightly more than half of the total net revenue
  Adjusted EBITDA of approximately $88 million to $95 million

Conference Call

Aphria executives will host a conference call to discuss these results today at 5:00 pm ET. To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from International locations and use the passcode 5081017. A telephone replay will be available approximately two hours after the call concludes through August 15, 2019. To access the recording dial (855) 859-2056 and use the passcode 5081017.

There will also be a simultaneous, live webcast available on the Investors section of Aphria's website at aphriainc.com. The webcast will be archived for 30 days.

We Have A Good Thing Growing

About Aphria

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been a leader in low-cost production of high-quality cannabis at scale, grown in natural conditions. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to revenue and Adjusted EBITDA guidance, internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should consider as other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and MD&A for the financial year ended May 31, 2019 filed on SEDAR at www.sedar.com and in the United States on Edgar under Form 40-F at www.sec.gov.  Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Below schedule is an excerpt of Aphria Inc.'s financial statements prepared on a basis consistent with IFRS for the financial year ended May 31, 2019 filed on SEDAR at www.sedar.com and in the United States on Edgar under Form 40-F at www.sec.gov. This schedule does not contain all the information in Aphria Inc.'s annual report and Form 40-F that is important to you. You should read the financial statements and Form 40-F carefully to obtain a comprehensive understanding of Aphria Inc.'s financial statements under IFRS and related information.

Aphria Inc. Consolidated Statements of Income and Comprehensive Income (In thousands of Canadian dollars, except share and per share amounts)

		For the year ended May 31,
	Note	2019	2018
Revenue from cannabis produced		$ 86,348	$ 36,917
Distribution revenue		157,931	--
Other revenue		3,035	--
Excise taxes		(10,204)	--

Net revenue		237,110	36,917

Production costs	6	35,548	8,692
Cost of goods purchased		138,126	--
Other costs of sales		898	313

Gross profit before fair value adjustments		62,538	27,912

Fair value adjustment on sale of inventory	6	27,724	10,327
Fair value adjustment on growth of biological assets	7	(40,607)	(23,302)

Gross profit		75,421	40,887
Operating expenses:
General and administrative	25	69,752	13,901
Share-based compensation	26	26,080	17,874
Selling, marketing and promotion		27,971	11,873
Amortization		14,084	3,985
Research and development		1,391	490
Impairment	11	58,039	--
Transaction costs		23,259	5,192
		220,576	53,315

Operating loss		(145,155)	(12,428)

Non-operating income	27	129,510	48,284

Income (loss) before income taxes		(15,645)	35,856

Income taxes	16	854	6,408
Net income (loss)		(16,499)	29,448

Other comprehensive loss
Other comprehensive loss		(119)	(801)
Net comprehensive income (loss)		$ (16,618)	$ 28,647

Total comprehensive income (loss) is attributable to:
Shareholders of Aphria Inc.		(14,667)	28,867
Non-controlling interest	24	(1,951)	(220)
		$ (16,618)	$ 28,647

Weighted average number of common shares - basic		242,763,558	161,026,463
Weighted average number of common shares - diluted		242,763,558	165,914,000

Earnings (loss) per share - basic	29	$ (0.07)	$ 0.18
Earnings (loss) per share - diluted	29	$ (0.07)	$ 0.18

Aphria Inc. Consolidated Statements of Financial Position (In thousands of Canadian dollars)

	Note	May 31, 2019	May 31, 2018
Assets
Current assets
Cash and cash equivalents		$ 550,797	$ 59,737
Marketable securities	4	20,199	45,062
Accounts receivable		25,488	3,386
Prepaids and other current assets	5	23,391	14,384
Inventory	6	91,529	22,150
Biological assets	7	18,725	7,331
Assets held for sale		--	40,620
Promissory notes receivable	15	39,200	--
Current portion of convertible notes receivable	12	11,500	1,942
		780,829	194,612
Capital assets	9	503,898	303,151
Intangible assets	10	392,056	226,444
Convertible notes receivable	12	20,730	16,129
Interest in equity investees	13	9,311	4,966
Long-term investments	14	64,922	46,028
Goodwill	11	669,846	522,762
		$ 2,441,592	$ 1,314,092
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$ 105,813	$ 31,517
Income taxes payable		2,722	3,584
Deferred revenue		23,678	2,607
Current portion of promissory note payable	18	--	610
Current portion of long-term debt	19	6,332	2,140
Current portion of derivative liability		--	3,396
		138,545	43,854
Long-term liabilities
Long-term debt	19	60,895	28,337
Convertible debentures	20	421,366	--
Derivative liability		--	9,055
Deferred tax liability	16	87,633	59,253
		708,439	140,499
Shareholders' equity
Share capital	21	1,655,273	1,113,981
Warrants	22	1,336	1,375
Share-based payment reserve		36,151	22,006
Accumulated other comprehensive loss		(119)	(801)
Non-controlling interest	24	28,409	9,580
Retained earnings		12,103	27,452
		1,733,153	1,173,593
		2,441,592	$ 1,314,092

	Three months ended May 31,		For the year ended May 31,
	2019	2018	2019	2018
Net income (loss)	$ 15,760	$ (4,992)	$ (16,499)	$ 29,448
Income taxes (recovery)	453	(1,731)	854	6,408
Non-operating (income) loss	(40,206)	2,351	(129,510)	(48,284)
Amortization	8,611	3,809	22,940	6,678
Share-based compensation	3,084	7,206	26,080	17,874
Fair value adjustment on sale of inventory	9,649	3,077	27,724	10,327
Fair value adjustment on growth of biological assets	(17,471)	(11,821)	(40,607)	(23,302)
Impairment	--	--	58,039	--
Transaction costs	20,329	939	23,259	5,192
Adjusted EBITDA from businesses under
development	5,514	2,834	16,240	2,834
Adjusted EBITDA from distribution operations	(3,872)	--	(6,036)	--
Adjusted EBITDA from cannabis
operations	$ 1,851	$ 1,672	$ (17,516)	$ 7,175

	Three months ended May 31,		For the year ended May 31,
	2019	2018	2019	2018
Adjusted EBITDA from cannabis operations	$ 1,851	$ 1,672	$ (17,516)	$ 7,175
Adjusted EBITDA from businesses under development	(5,514)	(2,834)	(16,240)	(2,834)
Adjusted EBITDA from distribution operations	3,872	--	6,036	--
Adjusted EBITDA	$ 209	$ (1,162)	$ (27,720)	$ 4,341

For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228